

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 19, 2023

Dr. Whitney Haring-Smith
Chief Executive Officer
Anzu Special Acquisition Corp I
12610 Race Track Road, Suite 250
Tampa, FL 33626

      Re: Anzu Special Acquisition Corp I
          Preliminary Proxy Statement on Schedule 14A
          Filed December 29, 2022
          File No. 001-40133

Dear Dr. Whitney Haring-Smith:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Justin Salon, Esq.